

October 18, 2012

<u>Via E-mail</u>
George Andrews
President and Chief Executive Officer
Capitol City Bancshares, Inc.
562 Lee Street, S.W.
Atlanta, Georgia 30311

     Re: Capitol City Bancshares, Inc.
           Form 10-Q/A for the Period Ended March 31, 2011
           Filed August 10, 2012
           File No. 000-25227

Dear Mr. Andrews:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ John P. Nolan

                       John P. Nolan
                       Senior Assistant Chief Accountant